SECURIT ION

15047248

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52618

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Superior Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

N168 W21931 Main Street
(No. and Street)

Jackson	WI	53037
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R Haese (262) 677-9036
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William Matthews CPA, SC
(Name – *if individual, state last, first, middle name*)

14040 W Catpitol Dr.	Brookfield	WI	53005
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2015
REGISTRATIONS BRANCH
19

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DP 3/4/15

OATH OR AFFIRMATION

I, William R Haese, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Superior Financial Services, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public comm expire 8-21-2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUPERIOR FINANCIAL SERVICES. INC

ANNUAL AUDIT REPORT

DECEMBER 31, 2014 and 2013

SUPERIOR FINANCIAL SERVICES. INC.

YEARS ENDING DECEMBER 31, 2014 & 2013

TABLE OF CONTENTS

WILLIAM
MATTHEWS
C.P.A., S.C.

INDEPENDENT AUDITOR'S REPORT

February 11, 2015

To the Board of Directors of
Superior Financial Services, Inc.

We have audited the accompanying statements of financial position of Superior Financial Services, Inc. as of December 31, 2014 and 2013 and the related statements of operations and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Management's procedures for safeguarding securities have also been reviewed. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Superior Financial Services, Inc. as of December 31, 2014 and 2013 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

William Matthews, CPA, SC
Brookfield, WI

Mailing Address:
P.O. Box 790
Elm Grove, WI 53122-0790
www.wmcpa.com
WILLIAM MATTHEWS C.P.A., S.C.
CERTIFIED PUBLIC ACCOUNTING

Corporate Location:
14040 West Capitol Drive
Brookfield, WI 53005
262-373-5000
Fax 262-373-5007
800-729-0712

SUPERIOR FINANCIAL SERVICES, INC.
Statement of Financial Position
As of December 31, 2014 and December 31, 2013

Assets	December 31, 2014 Allowable	December 31, 2014 Non-Allowable	December 31, 2014 Total	December 31, 2013 Allowable	December 31, 2013 Non-Allowable	December 31, 2013 Total
Current Assets:						
Cash - note 3	$69,911		$69,911	$28,092		$28,092
Commissions and related Receivables- note 4	39,323		39,323	50,058		50,058
Securities at market	0		0	0		0
Other assets and receivables		1,526	1,526		1,796	1,796
Total Current Assets	109,234	1,526	110,760	78,150	1,796	79,946
Other Assets:						
Secuity deposit with clearing house	35,000		35,000	35,000		35,000
TOTAL ASSETS	$144,234	$1,526	$145,760	$113,150	$1,796	$114,946

Liabilities and Stockholders Equity	December 31, 2014	December 31, 2013
Current Liabilities:		
Accounts Payable	$2,952	$3,017
Loans From Shareholder	$0	$0
Commission payable - note 5	71,114	49,476
Total Liabilities	$74,066	$52,493
Stockholders Equity:		
Common stock - no par value, 9,000 shares authorized; 200 shares issued and outstanding	$10,000.00	$10,000
Additional paid in capital	65,266	65,266
Unrealized capital gain(loss)	0	0
Retained earnings (deficit)	(3,572)	(12,814)
TOTAL STOCKHOLDERS EQUITY	$71,694	$62,452
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$145,760	$114,945

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.

Statement of Operations and Retained Earnings (Deficit)

For the Years Ended December 31, 2014 and December 31, 2013

	For the Years Ended Dec.31	
	2014	2013
Revenue:		
Securities Commissions - Listed stock	$ 0	$ 0
- OTC stock	289,647	215,849
- Mutual funds	76,332	100,029
-Mutual fund trails	223,003	198,914
-Municipal bonds	9,011	12,812
-Bonds, UITs,	22,260	19,830
- Options	11,708	7,917
Total securities commissions	631,961	555,350
Insurance Commissions	36,730	0
Variable Products	173,459	131,472
CD Commissions	927	238
Advisory Income	44,865	40,414
Total Revenues	887,942	727,473
Expenses:		
Salaries and payroll taxes	$ 89,318	$ 82,480
Commissions paid	748,136	593,206
Professional fees	4,404	544
Rental Expense	24,100	24,050
Quote service rental	1,170	1,274
Registration fees	(649)	3,475
Other general and administrative expenses	12,331	14,568
Total Expenses	878,810	719,598
Operating Income (Loss)	$ 9,131	$ 7,876
Other Income (Expense)		
Interest and dividend income	110	81
Realized asset depreciation (appreciation)	0	0
Bad debts	0	0
Total Other Income (Expense)	110	81
Net Income (Loss) for the Year	$ 9,241	$ 7,956
Retained Earnings - Beginning of Year	(12,813)	(20,770)
Equity Distributions	0	0
Retained Earnings (Deficit) - End of Year	$ (3,572)	$ (12,813)

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.
Statement of Cash Flows
For the Years Ended December 31, 2014 and December 31,2013

	For the Year Ended Dec. 31. 2014	2013
Cash flow from Operating Activities		
Net income (loss)	$ 9,241	$ 7,957
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization	0	0
Change in current assets and liabilities		
Decrease (increase) in		
Commissions and related receivables	10,735	(8,098)
Investment in common stock - trading, at cost	0	0
Other Assets	269	(1,463)
Accounts payable	(67)	1,234
Increase (decrease) in		
Commissions payable - note 5	21,639	85
Net cash provided by (used for) operating activities	41,818	(285)
Cash Flow from Financing Activities		
Increase in security deposits	0	0
Unrealized capital gain (loss)	0	0
Withdrawal of Capital	0	0
Net cash provided by (used for) financing activities	0	0
Net increase (decrease) in cash	41,818	(285)
Cash at beginning of year	28,093	28,378
Cash at end of year- note 3	$ 69,911	$ 28,093

The accompanying notes are part of these financial statements

Note I - Summary of Significant Accounting Policies

Nature of Operations

Superior Financial Services, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. Superior Financial Services, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

Basis of Statement Preparation

The company's accounts are maintained on the accrual basis of accounting. As such, revenues are recognized when earned, and expenses and related liabilities are recorded in the period incurred.

Use of Estimates

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Uncollectible Accounts

No allowance for uncollectible accounts has been provided since it is believed that the balance in accounts receivable is fully collectible.

Security Valuation

Investments in securities traded on a national securities exchange (or reported on NASDAQ national market) are stated at the last reported sales price on the day of valuation. The first-in, first-out method is used to determine the cost of each security at the time of sale. These securities are subject to off balance sheet risk due to the fact that market values are unpredictable.

Income Taxes

Income taxes are not provided for as the company has elected subchapter "S" status. Any tax liability is passed to the shareholders of the company on a prorata basis of ownership.

Advertising

Advertising costs are charged to operations when incurred.

SUPERIOR FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 and DECEMBER 31, 2013

Note 2 - Corporate History

Superior Financial Services, Inc. was incorporated in 2000 and is registered as a licensed broker to deal in securities.

Note 3 – Cash3

The following is a summary of cash as of December 31, 2014 and December 31, 2013

	December 31, 2014			Dec. 31, 2013
	Allowable	Non-Allowable	Total	Total
Checking	$ 26,022	$ 0	$ 26,002	$ 66
Money market	43,909	0	43,909	28,025
Risk trading account	0	0	0	0
Total	$ 69911	$ 0	$ 69,911	$ 28092

Note 4 - Commissions and Related Receivables

The following is a summary of commissions and related receivables as of December 31, 2014 and December 31, 2013.

	December 31, 2014		December 31, 2013
Allowable	Non-Allowable	Total	Total
$39,323		$39,323	$50,059

Note 5 - Related Party Transactions: Due from (to) Associated Company

Rent

Superior Financial Services, Inc. leases office space on an informal month-to-month basis from an associated company (Haese Financial Group, Inc.)

For the years ended December 31, 2014 and December 31, 2013, rent expense of $24,100 and $24,050 per year was incurred, respectively. There were no rents payable as of December 31, 2014 and December 31, 2013.

Haese Financial Group, Inc. is a registered investment advisory firm which provides services to concurrent representatives and pays fees to this company in its role as a common paymaster.

Note 6- Income Taxes

Superior Financial Services, Inc has elected Subchapter "S" status, and as such does not incur a tax liability. The owners of the company incur and pay the liability on their personal returns.

Note 7 - Net Capital

Superior Financial Services, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. Superior Financial Services, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

The net capital requirements (in accordance with Section 15c3-1 of Securities and Exchange Commission Rules) are S5,000, for brokers who no not receive securities, and who do not generally carry customers' accounts. Superior Financial Services, Inc. has complied with the net capital requirements for the years ended December 31, 2014 and December 31, 2013.

Because Superior Financial Services, Inc. cleared all customer transactions through another broker-dealer on a fully disclosed basis, the Company is exempt from having to provide information relating to the possession or control requirements in accordance with Section 15c3-3 of the SEC Rules.

Note 8 - Stockholders' Equity

For the years ended December 31, 2014 and 2013, there were 9,000 shares authorized of no par value common stock. For the years ended December 31, 2014 and 2013, there were 200 shares issued and outstanding respectively.

Note 9 - Concentration of Credit Risk and Revenue

The company maintains its cash at various financial institutions. The balances, at times, may exceed federally insured limits. At December 31, 2014 and 2013, the company did not exceed the insured limit.

Note 10 - Disclosures About Fair Value of Financial Instruments

The carrying amount of all financial instruments as reported in the accompanying statements of financial position is equal to the fair value for these same financial instruments as of December 31, 2014.

February 11, 2015

To the Board of Directors of
Superior Financial Services, Inc.

The accompanying financial information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Our audit of the basic financial statements was made for the purpose of forming an opinion on those statements taken as a whole. The accompanying financial information has been subjected to the same procedures applied to the audit of the related basic financial statements.

In our opinion, the accompanying financial information fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SUPERIOR FINANCIAL SERVICES, INC.
Schedule of Other General and Administrative Expenses
For the Years Ended December 31, 2014 and December 31, 2013

	For the years ended December 31	
	2014	2013
Other General and Administrative Expenses		
Accounting	$ 6,705	$ 6,290
Advertising	0	618
Dues and subscriptions	625	284
Bank fees	623	600
Equipment Rental	0	0
Insurance	744	2,108
Interest Expense	0	0
Network Services	965	1,270
Licenses & Permits	221	829
Office supplies	0	0
Travel & entertainment	0	0
Postage	0	0
Taxes	26	18
Repairs, maintenance and property taxes	0	0
Telephone	2,422	2,552
Total Expenses	$ 12,331	$ 14,568

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2014 and December 31, 2013

	For the years ended December 31	
	2014	2013
Balance at beginning of year	$ 62,452	$ 54,496
Add: Net income (loss)	9,241	7,956
Unrealized capital gain(loss)	0	0
Changes in Capital	0	0
Balance at end of year	$ 71,693	$ 62,452

* * *

Statements of Changes in Liabilities Subordinated to Claims of General Creditors
As of December 31, 2014 and December 31, 2013

	As of December 31	
	2014	2013
Balance at beginning of year	$ 0	$ 0
Increases		
Decreases		
Balance at end of year	$ 0	$ 0

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.

Computation of Net Capital

As of December 31, 2014 and December 31, 2013

	As of December 31 2014	2013
Total stockholders' equity per financial statement	$ 71,694	$ 62,452
Deduct: Haircuts	0	0
Deduct: Total nonallowable assets per statement of financial position	(1,527)	(1,796)
Net Capital	$ 70,168	$ 60,656

* * *

Computation of Excess Net Capital Requirement

As of December 31, 2014 and December 31, 2013

	As of December 31 2014	2013
Net Capital	$ 70,168	$ 60,656
Deduct: Minimum dollar net capital requirement-note 7	(5,000)	(5,000)
Excess Net Capital	$ 65,168	$ 55,656

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.

Reconciliation of the Unaudited Computation of Net Capital to the Audited Computation of Net Capital As of December 31, 2014 and December 31, 2013

	As of December 31	
	2013	2012
Unaudited net capital per focus report	$ 70,168	S 60,656
Adjustments to asset accounts-increase (decrease) Cash		
Adjustments to liability accounts-decrease (increase)	0	0
Audited net capital	$ 70,168	$ 60,656

Reconciliation of the Unaudited Computation of Excess Net Capital Requirement to the Audited Computation of Excess Net Capital Requirement As of December 31, 2013 and December 31, 2012

	As of December 31	
	2013	2012
Unaudited Excess Net Capital	$ 65,168	$ 55,656
Adjustments to asset accounts-increase (decrease)		
Cash	0	0
Adjustments to liability accounts-decrease (increase)	0	0
Audited Excess Net Capital	$ 65,168	$ 55,656

The accompanying notes are part of these financial statements

WILLIAM
MATTHEWS
C.P.A., S.C.

February 13, 2015

To the Board of Directors of
Superior Financial Services, Inc.

Subject: Internal Accounting Control

We have audited the financial statements of Superior Financial Services, Inc. for the year ended December 31, 2014 and have issued our report thereon dated February 11, 2015.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

In planning and performing our audit of the financial statements of Superior Financial Services, Inc, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

The management of Superior Financial Services, Inc. is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure polices and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or deposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure and its operation; that we consider to be material weakness as defined above.

William Matthews CPA SC

Mailing Address:
P.O. Box 790
Elm Grove, WI 53122-0790
www.wmcpa.com
WILLIAM MATTHEWS C.P.A., S.C.
CERTIFIED PUBLIC ACCOUNTING

Corporate Location:
14040 West Capitol Drive
Brookfield, WI 53005
262-373-5000
Fax 262-373-5007
800-729-0712

WILLIAM
MATTHEWS
C.P.A., S.C.

February 11, 2015

Mr. William Haese, President
Superior Financial Services, Inc.
N168 W21931 Main Street
Jackson, WI 53037

In connection with our examination of the financial statements of Superior Financial Services, Inc. for the year ended December 31, 2014, we made a thorough study of your accounting procedures and the system of internal controls. In addition, we observed your company's organization, policies, and operating methods.

As a result of this examination, we have no comments or suggestions to make on these elements of your company for consideration by management. This is based primarily on the work done during our audit engagement, and we do not wish to imply that they cover every possible weakness.

If you or other members of your management team have any questions concerning this letter, we would welcome the opportunity to discuss it with you.

Sincerely,

William Matthews
Certified Public Accountant

Mailing Address:
P.O. Box 790
Elm Grove, WI 53122-0790
www.wmcpa.com
WILLIAM MATTHEWS C.P.A., S.C.
CERTIFIED PUBLIC ACCOUNTING

Corporate Location:
14040 West Capitol Drive
Brookfield, WI 53005
262-373-5000
Fax 262-373-5007
800-729-0712

WILLIAM
MATTHEWS
C.P.A., S.C.

February 11, 2015

Mr. William Haese, President
Superior Financial Services, Inc.
N168 W21931 Main Street
Jackson, WI 53037

In connection with our examination of the financial statements of Superior Financial Services, inc. for the years ended December 31, 2014 and 2013, we made a thorough analysis of the company's compliance with and implementation of Anti-Money Laundering policies and procedures.

In particular, our analysis looked at the written policies and procedures, conducted interviews with the principals of the organization, with emphasis on the firm's acceptance of new clients, servicing the securities activity of existing clients, and transaction monitoring thereof. We looked at receipts and disbursements of the firm and its brokerage accounts with a particular focus on cash and cash equivalents.

Pursuant to the requirements of the USA Patriot Act and FINRA Rule 3310, our analysis found no instances of non-conformance to established requirement conforming policies and procedures. The Company carefully monitors ongoing securities transactions to prevent any non-adherence to the above requirements. We have no comments or suggestions to make on these elements of your company for consideration by management. If you or other members of your management team have any questions concerning this letter, we would welcome the opportunity to discuss it with you.

Sincerely,

William Matthews
Certified Public Accountant

Mailing Address:
P.O. Box 790
Elm Grove, WI 53122-0790
www.wmcpa.com
WILLIAM MATTHEWS C.P.A., S.C.
CERTIFIED PUBLIC ACCOUNTING

Corporate Location:
14040 West Capitol Drive
Brookfield, WI 53005
262-373-5000
Fax 262-373-5007
800-729-0712

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of Superior Financial, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2013, which were agreed to by Superior Financial Services. Inc. and the Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Superior Financial Services. Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Superior Financial Services,. Inc.'s management is responsible for the Superior Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working paper,s papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences .

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and ~~should not be used~~ by anyone other than these specified parties.

CPA SC

February 11, 2015